Exhibit (12)

Eastman Kodak Company
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio)

	Nine Months
	Ended
	September 30, 2008

Earnings from continuing operations before income taxes	$42

Adjustments:
Undistributed (earnings) loss of equity method investees	-
Interest expense	$80
Interest component of rental expense (1)	32
Amortization of capitalized interest	1
Earnings from continuing operations as adjusted	$155

Fixed charges:
Interest expense	$80
Interest component of rental expense (1)	32
Capitalized interest	2
Total fixed charges	$114

Ratio of earnings to fixed charges	1.4	x

(1) Interest component of rental expense is estimated to equal 1/3 of such expense, which is considered a reasonable approximation of the interest factor.